SUPPLEMENTAL INFORMATION

                           FIRST FRANKLIN CORPORATION

                           FILING OF DEFINITIVE PROXY
                         STATEMENT FOR ANNUAL MEETING OF
                     STOCKHOLDERS TO BE HELD APRIL 28, 1997


One of the matters to be voted on at the Annual Meeting is the approval of the First Franklin Corporation 1997 Stock Option and Incentive Plan. There have been no final decisions made on which individuals receive options under that Plan, no options have yet been issued. The shares of common stock which will be issued upon the exercise of options under the Plan will be exempt from registration under Section 4(2) of the Securities Act of 1933 and constitute restricted securities under Rule 144, or they will be registered under the Securities Act of 1933 on Form S-8. The Corporation has not determined yet whether it will register the shares of common stock to be issued upon the exercise of the options issued under the Plan.